CLIFFORD L. NEUMAN, P.C.
Attorney at Law

TEMPLE-BOWRON HOUSE
1507 PINE STREET
BOULDER, COLORADO 80302

Telephone: (303) 449-2100
Facsimile: (303) 449-1045
E-mail: clneuman@neuman.com

June 30, 2005

VIA EDGAR AND FACSIMILE

Ms. April Coleman
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                 Re:            XFormity Technologies, Inc.
                                   Form 8-K/A Filed December 6, 2004
                                   Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005
                                   Filed May 18, 2005
                                   File No. 000-23391

Dear Ms. Coleman,

          This will confirm our telephone conversation this date on behalf of XFormity Technologies, Inc. (the "Company"), that the Company's Chief Financial Officer has been and is out of the country on vacation.

          As a result, the Company is unable to respond to your comments of June 22, 2005 and to file amended reports in response to those comments within the ten-day period requested in your comment letter.

          Accordingly, on behalf of the Company, we would respectfully request an extension within which to respond to your written comments of June 22, 2005 and to file any necessary amendments to the reports covered by such comments until July 15, 2005.

          Thank you for your consideration.

                                                                                          Sincerely,

                                                                                          /s/ Clifford L. Neuman
                                                                                          Clifford L. Neuman

cc:   Bill O'Brien
       Mark Haugejorde
       Jack Rabin